Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investors@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE

QUARTER THAT ENDED ON JUNE 30, 2016

Buenos Aires, Argentina, August 9, 2016 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; Buenos Aires Stock Exchange: GGAL / NASDAQ: GGAL) today announced its financial results for the quarter that ended on June 30, 2016 (“the quarter”).

HIGHLIGHTS

•	Net income for the quarter that ended on June 30, 2016, amounted to Ps.1,375 million, 44.9% higher than the Ps.949 million profit recorded in the second quarter of the 2015 fiscal year. The profit per share for the quarter amounted to Ps.1.06, compared to Ps.0.73 per share for the same quarter of the 2015 fiscal year.

•	The result of the quarter were mainly attributable to the income derived from Grupo Financiero Galicia’s interest in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”), for Ps.1,153 million, in Sudamericana Holding S.A., for Ps.193 million, and in Galicia Administradora de Fondos S.A., for Ps.34 million, partially offset by administrative and financial expenses of Ps.50 million.

•	As of June 30, 2016, Grupo Financiero Galicia and its subsidiaries had a staff of 12,150 employees, a distribution network of 654 branches and other points of contact with clients and managed 3.9 million deposit accounts and 14.3 million credit cards.

CONFERENCE CALL

On Thursday, August 11, 2016 at 11:00 A.M. Eastern Standard Time (12:00 pm Buenos Aires Time), Grupo Financiero Galicia will host a conference call to review these results. The call-in number is: 719-457-2637 - Conference ID: 2563324.

GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE SECOND QUARTER

	In millions of pesos, except percentages
Table I:		FY2016	FY2015	Variation (%)*
Net Income by Business	2nd Q	1st Q	2nd Q	2Q16 vs 1Q16	2Q16 vs 2Q15
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	1,153	1,146	878	0.6	31.3
Sudamericana Holding S.A.	193	166	67	16.3	188.1
Galicia Administradora de Fondos S.A.	34	30	23	13.3	47.8
Other companies (1)	8	6	6	33.3	33.3
Deferred tax adjustment (2)	41	24	8	70.8	412.5

Administrative Expenses	(17)	(14)	(7)	21.4	142.9

Financial Results	(33)	(11)	(23)	200.0	43.5

Other income and expenses	(4)	1	(3)	(500.0)	33.3

Net Income	1,375	1,348	949	2.0	44.9

*	Calculated using values in millions with decimals.
(1)	Includes results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(2)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

	In pesos, except stated otherwise and percentages
Table II:	FY2016	FY2015	Six Months Ended
Principal Indicators	2nd Q	2nd Q	06/30/16	06/30/15
Earnings per Share
Average Shares Outstanding (in thousands)	1,300,265	1,300,265	1,300,265	1,300,265
Earnings per Share (1)	1.06	0.73	2.09	1.47
Book Value per Share(1)	13.12	9.27	13.12	9.27

Closing Price
Shares - Buenos Aires Stock Exchange	46.15	24.60
ADS - Nasdaq (in dollars)	30.54	18.79

Price/Book Value	3.52	2.65

Average Daily Volume (amounts in thousands)
Buenos Aires Stock Exchange	486	689	540	795
Nasdaq (2)	3,653	4,142	3,420	4,570

Profitability (%)
Return on Average Assets (3)	3.33	3.46	3.38	3.66
Return on Average Shareholders´ Equity (3)	33.68	32.52	34.60	34.06

(1)	10 ordinary shares = 1 ADS.
(2)	Expressed in equivalent shares.
(3)	Annualized.

In the second quarter of the 2016 fiscal year Grupo Financiero Galicia recorded a Ps.1,375 million profit, which represented a 3.33% annualized return on average assets and a 33.68% return on average shareholder’s equity.

This result was mainly due to profits from its interest in Banco Galicia, for Ps.1,153 million, which accounts for 83.85% of Grupo Financiero Galicia’s net income.

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Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data	In millions of pesos
		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Consolidated Balance Sheet
Cash and due from Banks	28,439	19,912	30,835	17,472	10,876
Government and Corporate Securities	29,804	30,116	15,525	17,064	19,661
Net Loans	109,334	103,245	98,345	82,838	79,663
Other Receivables Resulting from Financial Brokerage	21,752	16,334	8,061	10,834	13,987
Equity Investments in other Companies	51	51	52	52	51
Bank Premises and Equipment. Miscellaneous and Intangible Assets	5,623	5,137	4,925	4,727	4,069
Other Assets	4,847	5,644	4,005	3,555	3,676

Total Assets	199,850	180,439	161,748	136,542	131,983

Deposits	118,114	107,857	100,039	82,421	77,242
Other Liabilities Resulting from Financial Brokerage	53,954	46,112	37,329	32,672	35,153
Subordinated Notes	3,881	3,653	3,301	2,302	2,250
Other Liabilities	5,619	5,773	5,487	4,915	4,394
Minority Interest	1,224	1,211	1,107	992	891

Total Liabilities	182,792	164,606	147,263	123,302	119,930

Shareholders´ Equity	17,058	15,833	14,485	13,240	12,053

Consolidated Income Statement
Financial Income	9,097	8,793	8,009	6,446	5,820
Financial Expenses	(5,408)	(5,130)	(4,092)	(3,343)	(3,171)

Gross Brokerage Margin	3,689	3,663	3,917	3,103	2,649

Provisions for Loan Losses	(723)	(618)	(691)	(448)	(484)
Income from Services. Net	2,465	2,185	2,170	2,036	1,851
Income from Insurance Activities	645	581	533	447	429
Administrative Expenses	(4,238)	(3,774)	(3,741)	(3,317)	(3,079)
Minority Interest	(61)	(104)	(116)	(101)	(66)
Income from Equity Investments	74	2	1	47	26
Net Other Income	271	187	27	156	166
Income Tax	(747)	(774)	(856)	(736)	(543)

Net Income	1,375	1,348	1,244	1,187	949

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Grupo Financiero Galicia S.A. – Additional Information
		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Physical Data (Number of)
Employees	12,150	12,231	12,131	12,153	12,048
Banco Galicia	5,679	5,686	5,573	5,522	5,479
Regional Credit-Card Companies	4,893	5,014	5,040	5,072	5,098
Compañía Financiera Argentina	1,185	1,152	1,161	1,205	1,147
Sudamericana Holding	340	326	307	303	273
Galicia Administradora de Fondos	18	18	17	17	17
Other companies	35	35	33	34	34

Branches	528	525	525	525	525
Bank Branches	263	261	260	260	260
Regional Credit-Card Companies	209	208	207	207	207
Compañía Financiera Argentina	56	56	58	58	58

Other Points of Sale	126	127	126	126	126
Regional Credit-Card Companies	89	90	90	90	90
Compañía Financiera Argentina	37	37	36	36	36

Deposit Accounts (in thousands)	3,904	3,701	3,593	3,394	3,193

Credit Cards (in thousands)	14,253	13,852	13,563	13,097	12,569

Banco Galicia	3,681	3,575	3,430	3,232	3,089
Regional Credit-Card Companies	10,402	10,107	9,974	9,717	9,348
Compañía Financiera Argentina	170	170	159	148	132

Inflation and Exchange Rates
Retail Price Index (%) (1)	15.51	11.86	7.75	3.73	3.17
Wholesale Price Index (I.P.I.M.) (%) (1)	8.20	17.20	N/A	4.28	3.58
C.E.R. Coefficient (%) (1)	9.54	10.49	4.14	3.49	3.51
Exchange Rate (Pesos per US$) (2)	14.9200	14.5817	13.0050	9.4192	9.0865

Rates
Badlar (3) (quarterly averages)	30.22	27.48	24.09	20.97	20.52
Credit Line for Investment Projects (established by regulations)	22.00	22.00	18.00	18.00	19.00

(1)	Variation within the quarter. Variation of IPC made using the IPC of the Autonomous City of Buenos Aires since November 2015, alternatively supplied by the INDEC. IPIM: no data was published from October 2015 to December 2015; figures were published again beginning in January 2016.
(2)	Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.
(3)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

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BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

•	Net income for the second quarter amounted to Ps.1,153 million, Ps.275 million (31.3%) higher than in the same quarter of the 2015 fiscal year, reaching Ps.2,299 million during the first six months of the 2016 fiscal year.

•	The growth of results when compared to the second quarter of the 2015 fiscal year was mainly due to the 34.5% growth in operating income(1) partially offset by a 37.6% increase in administrative expenses and a 49.4% increase in provisions for loan losses.

•	The credit exposure to the private sector reached Ps.127,128 million, up 37.7% during the last twelve months, and deposits reached Ps.118,310 million, up 52,9% during the same period. As of June 30, 2016, the Bank’s estimated market share of loans to the private sector was 9.52% while its estimated market share of deposits from the private sector was 9.61%.

•	In the framework of the Credit Line for Production Financing and Financial Inclusion, as of June 30, 2016, the Bank granted the mandatory amount established by certain regulations in force. As of the end of the quarter, the outstanding amount of loans of this credit line reached Ps.9,478 million.

•	On July 19, 2016, the Bank issued subordinated notes maturing in 2026 for a nominal value of US$250 million, and a fixed annual interest rate of 8.250% for the first five years. This is the first Argentine issuance under Basel III regulations and it is considered Tier II capital according to Argentine Central Bank regulations. The proceeds will be used to repay the outstanding subordinated notes due in January 2019, which accrue a 16% nominal annual interest rate. The early redemption will take place on August 22, 2016, for 100% of its nominal value plus accrued and unpaid interest.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco Galicia, consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco Galicia, Banco Galicia Uruguay S.A. (in liquidation), (until April 30, 2016)*, Tarjetas Regionales S.A. and its subsidiaries, Tarjetas del Mar S.A., Galicia Valores S.A., Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

(1)	Net financial income plus net income from services.
*	At the Extraordinary Shareholder’s Meeting of Banco Galicia Uruguay S.A. (in liquidation) held on April 30, 2016, the Shareholders decided to approve the Final Special Balance Sheet and to start the registration process in order to cancel the company legal status before the Uruguayan authorities.

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RESULTS FOR THE SECOND QUARTER

	In millions of pesos, except percentages
Table III Evolution of Consolidated Results		FY2016	FY2015	Variation (%)
	2nd Q	1st Q	2nd Q	2Q16 vs 1Q16	2Q16 vs 2Q15
Net Financial Income	3,626	3,589	2,628	1.0	38.0
Net Income from Services	2,671	2,388	2,055	11.9	30.0
Provisions for Loan Losses	(723)	(618)	(484)	17.0	49.4
Administrative Expenses	(4,082)	(3,647)	(2,967)	11.9	37.6

Operating Income	1,492	1,712	1,232	(12.9)	21.1

Net Other Income / (Loss)*	326	115	135	183.5	141.5
Income Tax	(665)	(681)	(489)	(2.3)	36.0

Net Income	1,153	1,146	878	0.6	31.3

*	Includes income from equity investments and minority interest results.

	Percentages
Table IV	FY2016	FY2015	Six Months Ended
Profitability and Efficiency	2nd Q	2nd Q	06/30/16	06/30/15
Return on Average Assets *	2.81	3.27	2.89	3.42
Return on Average Shareholders’ Equity *	29.71	31.29	30.74	32.63
Financial Margin * (1)	11.52	11.44	11.22	12.39
Net Income from Services as a % of Operating Income (2)	42.42	43.88	41.22	42.78
Net Income from Services as a % of Administrative Expenses	65.43	69.26	65.45	71.40
Administrative Expenses as a % of Operating Income (2)	64.82	63.36	62.97	59.93

*	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

In the second quarter of the 2016 fiscal year, the Bank recorded a Ps.1,153 million profit, which was Ps.275 million (or 31.3%) higher than the Ps.878 million profit recorded for the same quarter of the previous year.

The variation in net income was a consequence of the Ps.1,614 million increase in operating income, which was offset mainly by the Ps.1,115 million increase in administrative expenses and of Ps.239 million in provisions for loan losses.

The operating income for the second quarter of the 2016 fiscal year totaled Ps.6,297 million, up 34.5% from the Ps.4,683 million recorded in the same quarter of the prior year. This positive development was due to both a higher net financial income (up Ps.998 million or 38.0%) and a higher net income from services (up Ps.616 million or 30.0%).

The net financial income for the quarter included an Ps.89 million loss from foreign-currency quotation differences (including the results from foreign-currency forward transactions), compared to a Ps.17 million profit in the second quarter of the previous fiscal year. The quarter’s loss was composed of a Ps.268 million gain from FX brokerage and of a Ps.357 million loss from the valuation of the foreign-currency net position and the results of foreign-currency forward transactions, compared to a Ps.65 million profit and a Ps.48 million loss, respectively, in the second quarter of the 2015 fiscal year.

The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.3,715 million, which represented a Ps.1,104 million (42.3%) increase as compared to the Ps.2,611 million income recorded in the same quarter of the 2015 fiscal year, and was mainly due to the increase in the portfolio of loans to the private sector and a higher spread.

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	Average balances in millions of pesos. Yields and rates in annualized nominal %
Table V			FY2016						FY2015
Average Balances,	2nd Q		1st Q		4th Q		3rd Q		2nd Q
Yield and Rates*	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	125,855	28.06	131,340	24.30	107,097	26.01	98,417	25.15	91,904	24.42
Government Securities	16,876	30.22	30,172	15.01	14,870	25.78	16,375	25.68	15,870	19.23
Loans	105,723	27.46	98,553	26.94	89,480	25.91	79,835	24.99	73,546	25.80
Financial Trusts Securities	635	51.89	665	35.03	679	51.32	721	29.39	786	5.98
Other Interest-Earning Assets	2,621	32.92	1,950	31.10	2,068	23.85	1,486	26.00	1,702	21.95

Interest-Bearing Liabilities	95,705	19.58	95,037	18.14	74,202	17.42	67,840	16.52	63,548	16.45
Saving Accounts	24,249	0.25	22,011	0.19	17,276	0.22	14,960	0.20	12,786	0.19
Time Deposits	54,115	27.27	55,998	24.97	43,475	23.92	39,849	22.20	37,506	21.66
Debt Securities	13,845	20.60	13,238	18.22	10,601	18.02	10,343	17.75	9,704	17.12
Other Interest-Bearing Liabilities	3,496	30.77	3,790	21.24	2,850	20.32	2,688	18.44	3,552	18.14

*	Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew Ps.33,951 million (36.9%) as compared to the second quarter of the previous fiscal year, as a consequence of the Ps.32,177 million increase in the average portfolio of loans to the private sector. Interest-bearing liabilities increased Ps.32,157 million (50.6%) during the same period, mainly due to the increase of the average balances of interest bearing deposits for both saving accounts (89.7%) and time deposits (44.3%).

The average yield on interest-earning assets for the second quarter of the 2016 fiscal year was 28.06%, with a 364 basis point (“bp”) increase compared to the same quarter of the prior year, mainly due to a 1,099 bp increase in interest rates on the net position of government securities and a 166 bp higher accrued interest rate on the loan portfolio. Likewise, the average cost of interest-bearing liabilities was 19.58%, with a 313 bp increase compared to the second quarter of the prior year, mainly due to the increase in the average interest rate on time deposits, for 561 bp.

	In millions of pesos
Table VI Income from Services, Net		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
National Cards	1,093	932	965	831	731
Regional Credit Cards	1,426	1,313	1,299	1,198	1,093
CFA	88	80	102	78	70
Deposit Accounts	599	594	537	511	465
Insurance	147	125	116	120	110
Financial Fees	35	38	34	35	33
Credit-Related Fees	86	57	83	75	76
Foreign Trade	85	78	63	55	50
Collections	91	61	71	69	72
Utility-Bills Collection Services	56	49	49	44	40
Mutual Funds	11	9	10	9	8
Other	177	164	159	154	132

Total Income	3,894	3,500	3,488	3,179	2,880

Total Expenditures	(1,223)	(1,112)	(1,108)	(952)	(825)

Income from Services, Net	2,671	2,388	2,380	2,227	2,055

7

Net income from services amounted to Ps.2,671 million, up 30.0% from the Ps.2,055 million recorded in the second quarter of the previous fiscal year. The increases of fees which stood out were those related to national and regional credit cards (38.1%), deposit accounts (28.8%) and foreign trade (70.0%).

Provisions for loan losses for the second quarter of the 2016 fiscal year amounted to Ps.723 million, Ps.239 million higher than those recorded in the same quarter of the prior year, mainly in connection with the individuals’ loan portfolio.

Administrative expenses for the quarter totaled Ps.4,082 million, up 37.6% from the same quarter of the previous year. Personnel expenses amounted to Ps.2,270 million, growing 37.2%, mainly as a consequence of salary increase agreements with the unions. The remaining administrative expenses amounted to Ps.1,812 million, with a Ps.499 million (38.0%) increase as compared to the Ps.1,313 million from the second quarter of the 2015 fiscal year, which was mainly due to increases in taxes, advertising and publicity, cash transportation, maintenance, electricity and communications, rentals and security services that resulted from an increase in the level of activity and of expenses related to services provided to the Bank.

Income from equity investments for the quarter amounted to Ps.103 million, Ps.66 million higher than in the second quarter of the 2015 fiscal year, mainly as a consequence of the collection of dividends from the Bank’s interest in Prisma Medios de Pago SA and Interbanking SA, and to higher profits from Sudamericana Holding S.A.

Net other income for the quarter amounted to Ps.275 million, with an increase of Ps.103 million as compared to the same quarter of the prior year, mainly due to higher profits on security margin transactions and punitive interests, credits recovered and lower net other provisions.

The income tax charge was Ps.665 million, Ps.176 million higher than in the second quarter of the 2015 fiscal year.

LEVEL OF ACTIVITY

	In millions of pesos
Table VII Exposure to the Private Sector		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Loans	113,362	107,087	101,902	86,238	83,051
Financial Leases	848	904	980	1,011	1,034
Corporate Securities	1,258	1,497	1,471	855	718
Other Financing *	11,660	10,681	10,629	7,923	7,454

Subtotal	127,128	120,169	114,982	96,027	92,257

Securitized Assets **	—	—	—	—	40

Total Credit	127,128	120,169	114,982	96,027	92,297

*	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.
**	Financial trust CFA Trust I.

As of June 30, 2016, the Bank’s total exposure to the private sector reached Ps.127,128 million, with an increase of 37.7% from a year before and of 5.8% during the quarter.

Total loans include Ps.25,484 million corresponding to the regional credit card companies, which registered a 41.1% increase during the last twelve months and a 7.1% increase during the quarter. They also include Ps.3,890 million from CFA, which were up 19.8% during the year and 5.9% during the quarter.

8

	Percentages
Table VIII Market Share *		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Total Loans	8.89	9.07	8.89	8.44	8.67
Loans to the Private Sector	9.52	9.74	9.60	9.10	9.15

*	Banco de Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

The Bank’s market share of loans to the private sector as of June 30, 2016, without considering those granted by the regional credit card companies, was 9.52%, compared to a 9.74% from March 31, 2016, and to a 9.15% from June 30, 2015.

	In millions of pesos
Table IX		FY2016			FY2015
Loans by Type of Borrower	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Large Corporations	16,483	15,745	13,619	11,278	11,885
SMEs	28,682	28,027	29,022	24,518	22,854
Individuals	66,195	61,438	58,267	49,874	45,605
Financial Sector	2,002	1,877	994	568	2,707

Total Loans	113,362	107,087	101,902	86,238	83,051

Allowances	4,021	3,847	3,560	3,401	3,288

Total Loans, Net	109,341	103,240	98,342	82,837	79,763

	In millions of pesos
Table X		FY2016			FY2015
Loans by Sector of Activity	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Financial Sector	2,002	1,877	994	568	2,707
Services	6,021	5,971	5,797	5,398	4,761
Agriculture and Livestock	9,642	10,635	11,342	8,850	8,676
Consumer	66,860	62,149	59,012	50,160	45,864
Retail and Wholesale Trade	10,133	9,512	8,737	7,817	6,775
Construction	1,046	1,033	1,035	936	884
Manufacturing	16,833	14,405	13,029	10,610	11,297
Other	825	1,505	1,956	1,899	2,087

Total Loans	113,362	107,087	101,902	86,238	83,051

Allowances	4,021	3,847	3,560	3,401	3,288

Total Loans, Net	109,341	103,240	98,342	82,837	79,763

During the year, loans to the private sector registered growth mainly in those granted to individuals (45.2%), large corporations (38.7%) and SMEs (25.5%). By sector of activity, the higher growth was recorded in the consumer sector (45.8%), the retail and wholesale trade sector (49.6%) and the manufacturing sector (49.0%).

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	In millions of pesos
Table XI Exposure to the Argentine Public Sector *		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Government Securities’ Net Position	15,825	28,997	16,401	14,758	18,200

Lebac / Nobac	11,752	25,104	12,619	10,770	13,972
Other	4,073	3,893	3,782	3,988	4,228

Other Receivables Resulting from Financial Brokerage	873	943	960	782	747
Trust Certificates of Participation and Securities	671	684	709	689	718
Other	202	259	251	93	29

Total Exposure	16,698	29,940	17,361	15,540	18,947

*	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

As of June 30, 2016, the Bank’s exposure to the public sector amounted to Ps.16,698 million. Excluding debt securities issued by the Argentine Central Bank, said exposure reached Ps.4,946 million (2.5% of total assets), while as of June 30, 2015, it amounted to Ps.4,975 million (3.8% of total assets).

	In millions of pesos
Table XII Deposits *		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
In Pesos	97,117	88,990	85,866	75,955	72,304
Current Accounts	24,252	20,685	19,522	19,728	19,016
Saving Accounts	20,434	16,880	18,835	16,657	15,767
Time Deposits	50,444	49,515	46,071	38,389	36,446
Other	1,987	1,910	1,438	1,181	1,075

In Foreign Currency	21,193	19,201	14,403	6,629	5,052

Total Deposits	118,310	108,191	100,269	82,584	77,356

*	Includes CFA.

At the end of the quarter the Bank’s deposits amounted to Ps.118,310 million, representing a 52.9% increase during the last twelve months, as a consequence of the 34.3% increase of peso-denominated deposits and of 319.5% increase of dollar-denominated deposits. During the quarter, the increase was of 9.4%, with growths of 9.1% and 10.4% for peso-denominated deposits and dollar-denominated deposits, respectively.

Dollar-denominated deposits amounted to US$1,420 million, increasing 155.4% as compared to the same quarter of 2015 and 7.8% as compared to the first quarter of 2016, together with a 64.2% increase in the quotation of the dollar during the last twelve months.

	Percentages
Table XIII Market Share *		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Total Deposits	7.87	7.73	7.42	7.12	6.97
Private Sector Deposits	9.61	9.37	9.41	8.92	8.73

*	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

As of June 30, 2016, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 9.61%, compared to 9.37% of the prior quarter and to 8.73% of a year before.

10

	In millions of pesos
Table XIV		FY2016			FY2015
Other Financial Liabilities	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Domestic Financial Institutions and Credit Entities	2,362	2,176	1,389	1,136	1,423
Foreign Financial Institutions and Credit Entities	1,885	1,423	1,406	1,284	1,843
Notes*	15,304	13,737	12,748	10,362	10,468
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	16,489	9,303	1,059	5,184	8,443
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	15,392	15,223	15,316	11,986	10,917
Other	6,763	8,470	9,075	4,664	4,017

Total	58,195	50,332	40,993	34,616	37,111

*	Includes subordinated notes.

As of June 30, 2016, other financial liabilities amounted to Ps.58,195 million, Ps.21,084 million or 56.8% higher than the Ps.37,111 million recorded a year before. This growth was mainly due to the increase of: (i) spot transactions pending settlement and repurchase agreement transactions of government securities, for Ps.8,046 million; (ii) financing from merchants in connection with credit card activities, for Ps.4,475 million; (iii) notes, for Ps.4,836 million, related to transactions of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjetas del Mar S.A. and CFA S.A., offset by the amortizations made during the last twelve months and by the evolution of the exchange rate during the period; and (iv) the item “Other”, for Ps.2,746 million, where it is worth to noting the higher volume of exports from clients pending settlement together with the evolution of the exchange rate and the increase of the amount to be paid to clients of Banco Galicia in connection with outstanding contracts of sales of foreign currency forward transactions.

As of June 30, 2016, the Bank had 3.9 million deposit accounts, which represent an increase of approximately 711 thousand accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 14.3 million, 1.7 million more than those managed a year before.

ASSET QUALITY

	In millions of pesos, except percentages
Table XV		FY2016			FY2015
Loan Portfolio Quality	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Non-Accrual Loans *	3,894	3,552	3,167	3,126	3,076
With Preferred Guarantees	116	99	106	54	44
With Other Guarantees	84	116	103	118	92
Without Guarantees	3,694	3,337	2,958	2,954	2,940

Allowance for Loan Losses	4,021	3,847	3,560	3,401	3,288

Non-Accrual Loans to Private-Sector Loans (%)	3.44	3.32	3.11	3.62	3.70
Allowance for Loan Losses to Private-Sector Loans (%)	3.55	3.59	3.49	3.94	3.96
Allowance for Loan Losses to Non-Accrual Loans (%)	103.26	108.31	112.41	108.80	106.89
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	5.14	6.05	6.60	5.50	4.42

*	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

The Bank’s non-accrual loan portfolio amounted to Ps.3,894 million as of June 30, 2016, representing 3.44% of total loans to the private-sector, recording a 26 bp improvement as compared to the 3.70% ratio of a year before.

11

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 103.26% as of June 30, 2016, compared to 106.89% of a year before.

In terms of total Credit—defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted—the Bank’s non-accrual portfolio represented 3.10% of total credit to the private-sector, and its coverage with allowances for loan losses reached 104.34%, compared to 3.38% and 107.61% of a year before, respectively.

On an individual basis Banco Galicia’s non-accrual loan portfolio amounted to Ps.1,627 million as of June 30, 2016, increasing 45.7% during the last twelve months, representing 1.93% of total loans to the private-sector, compared to the 1.80% ratio recorded a year before. The coverage with allowances for loan losses reached 120.10%, compared to 145.75% as of June 30, 2015.

	In millions of pesos
Table XVI Consolidated Analysis of Loan Loss Experience		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Allowance for Loan Losses at the Beginning of the Quarter	3,847	3,560	3,401	3,288	2,996

Changes in the Allowance for Loan Losses
Provisions Charged to Income	702	593	657	437	481
Provisions Reversed	(18)	—	—	—	—
Charge Offs	(510)	(306)	(498)	(324)	(189)

Allowance for Loan Losses at Quarter End	4,021	3,847	3,560	3,401	3,288

Charge to the Income Statement
Provisions Charged to Income	(702)	(593)	(657)	(428)	(470)
Direct Charge Offs	(24)	(18)	(21)	(19)	(14)
Bad Debts Recovered	85	56	86	74	65
Provisions Reversed *	18	—	—	—	—

Net Charge to the Income Statement	(623)	(555)	(592)	(373)	(419)

*	Recorded under “Net Other Income/(Loss)”.

During the quarter, Ps.510 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.24 million were made.

12

CAPITALIZATION AND LIQUIDITY

	In millions of pesos, except ratios
Table XVII Consolidated Regulatory Capital *		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Minimum Capital Required (A)	12,053	12,457	11,063	8,807	7,993
Allocated to Credit Risk	9,036	9,397	8,369	6,377	5,776
Allocated to Market Risk	259	477	296	250	174
Allocated to Operational Risk	2,758	2,583	2,398	2,180	2,043

Computable Capital (B)	16,144	14,500	14,071	12,674	11,536
Tier I	14,092	12,510	11,732	10,599	9,692
Tier II	2,052	1,990	2,339	1,857	1,741
Additional Capital – Market Variation	—	—	—	218	103

Excess over Required Capital (B) - (A) (1)	4,091	2,043	3,008	3,867	3,543

Total Capital Ratio (%) (2)	14.35	11.75	13.38	15.77	16.03

Regulatory Ratio (%) (3)	10.98	9.52	10.18	11.51	11.55

*	Through its Communiqué “A” 5831, the Argentine Central Bank established that, beginning in December 2015, the capital requirement on credit risk has to be calculated considering the balances as of the last day of each month (previously the balances to be considered were the average balances corresponding to the second month before the determination of the requirement). Regarding computable capital, the one to be considered is that of the same month of the requirement (previously it was that of a month before).
(1)	The excess capital covers the 0.25% increase of the additional requirement related to the function of custodian of titles representative of investments of the Fondo de Garantía y Sustentabilidad del Sistema Integrado Previsional Argentino.
(2)	Total computable capital / risk weighted assets (credit and market risks).
(3)	In accordance with Argentine Central Bank regulations, operational risk is to be considered in order to determine risk weighted assets. The requirement on operational risk is related the evolution of the average of financial income and fee income.

As of June 30, 2016, the Bank’s consolidated computable capital was Ps.4,091 million (33.9%) higher than the Ps.12,053 million capital requirement. As of June 30, 2015, this excess amounted to Ps.3,543 million or 44.3%.

The minimum capital requirement increased Ps.4,060 million as compared to June 30, 2015, mainly as a result of higher requirements of: (i) Ps.3,260 million due to the growth of the private-sector loan portfolio; and (ii) Ps.715 million on operational risk.

Computable capital increased Ps.4,608 million as compared to June 30, 2015, mainly as a consequence of a higher Tier I capital, for Ps.4,400 million, due to the higher net income, partially offset by higher deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.311 million increase, mainly as a consequence of the higher balance of the provision for loan losses on the credit portfolio in normal situation, offset by the 24% limit (42% until December 31, 2015) on the balance of subordinated notes admitted for the 2016 fiscal year due to the relevant regulations in force.

	Percentages
Table XVIII Liquidity (unconsolidated)		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Liquid Assets * as a percentage of Transactional Deposits	92.09	91.72	91.51	75.28	76.94
Liquid Assets * as a percentage of Total Deposits	46.48	42.32	42.93	37.05	37.41

*	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank’s bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of June 30, 2016, the Bank’s liquid assets represented 92.09% of the Bank’s transactional deposits and 46.48% of its total deposits, as compared to 76.94% and 37.41%, respectively, as of June 30, 2015.

13

BANCO DE GALICIA Y BUENOS AIRES S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA *

	In millions of pesos
		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Cash and Due from Banks	28,427	19,891	30,828	17,466	10,871
Government and Corporate Securities	28,764	29,348	15,045	16,637	19,187
Net Loans	109,341	103,240	98,342	82,837	79,763
Other Receivables Resulting from Financial Brokerage	22,148	16,837	8,248	10,413	13,694
Equity Investments in Other Companies	177	150	129	104	109
Bank Premises and Equipment, Miscellaneous and Intangible Assets	5,510	5,051	4,838	4,648	3,996
Other Assets	3,744	4,641	3,120	2,689	2,849

Total Assets	198,111	179,158	160,550	134,794	130,469

Deposits	118,226	108,008	100,183	82,487	77,285
Other Liabilities Resulting from Financial Brokerage	54,314	46,679	37,692	32,314	34,861
Subordinated Notes	3,881	3,653	3,301	2,302	2,250
Other	4,427	4,702	4,503	3,980	3,571
Minority Interests	1,152	1,158	1,059	946	844

Total Liabilities	182,000	164,200	146,738	122,029	118,811

Shareholders’ Equity	16,111	14,958	13,812	12,765	11,658

Foreign-Currency Assets and Liabilities
Assets	33,607	28,853	27,237	16,884	16,729
Liabilities	34,789	32,775	28,051	16,535	16,678
Net Forward Purchases/(Sales) of Foreign Currency (1)	2,785	3,639	3,142	1,621	(690)

*	Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33 - Law No. 19,550).
(1)	Recorded off-balance sheet.

14

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA*

	In millions of pesos
		FY2016			FY2015
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
FINANCIAL INCOME	9,003	8,694	7,939	6,393	5,779
Interest on Loans to the Financial Sector	85	64	42	21	9
Interest on Overdrafts	776	701	573	531	398
Interest on Promissory Notes	1,619	1,657	1,525	1,242	1,129
Interest on Mortgage Loans	133	123	109	96	85
Interest on Pledge Loans	22	23	23	23	21
Interest on Credit-Card Loans	3,351	2,950	2,567	2,239	2,309
Interest on Financial Leases	75	75	71	53	51
Interest on Other Loans	1,216	1,081	946	831	780
Net Income from Government and Corporate Securities	1,582	1,343	1,166	1,225	888
Net Income from Options	—	—	88	4	(1)
Interest on Other Receivables Resulting from Financial Brokerage	5	12	(6)	23	15
Net Income from Secured Loans - Decree No. 1387/01	—	—	—	—	1
CER Adjustment	—	—	—	—	3
Other	(19)	326	982	43	40
Quotation Differences on Gold and Foreign Currency	158	339	(147)	62	51

FINANCIAL EXPENSES	(5,377)	(5,105)	(4,174)	(3,318)	(3,151)
Interest on Saving Accounts Deposits	(1)	(1)	(1)	(1)	0
Interest on Time Deposits	(3,671)	(3,468)	(2,570)	(2,194)	(2,016)
Interest on Subordinated Obligations	(148)	(151)	(108)	(93)	(88)
Other Interest	(20)	(12)	(119)	(22)	(20)
Interest on Interbank Loans Received (Call Money Loans)	(11)	(15)	(15)	(8)	(12)
Interest on Other Financing from Financial Entities	(38)	(29)	(20)	(18)	(25)
Net Income from Options	(3)	(19)	—	—	—
Interest on Other Liabilities Resulting from Financial Brokerage	(758)	(601)	(466)	(463)	(432)
Contributions to the Deposit Insurance Fund	(50)	(163)	(138)	(128)	(119)
Quotation Differences on Gold and Foreign Currency	—	—	(256)	—	—
CER Adjustment	(1)	—	—	—	—
Other	(676)	(646)	(481)	(391)	(439)

GROSS FINANCIAL MARGIN	3,626	3,589	3,765	3,075	2,628

PROVISIONS FOR LOAN LOSSES	(723)	(618)	(691)	(448)	(484)

INCOME FROM SERVICES, NET	2,671	2,388	2,380	2,227	2,055

ADMINISTRATIVE EXPENSES	(4,082)	(3,647)	(3,607)	(3,204)	(2,967)
Personnel Expenses	(2,270)	(2,014)	(1,963)	(1,747)	(1,654)
Directors’ and Syndics’ Fees	(14)	(15)	(25)	(27)	(27)
Other Fees	(105)	(83)	(112)	(105)	(87)
Advertising and Publicity	(200)	(141)	(158)	(141)	(135)
Taxes	(391)	(359)	(325)	(286)	(263)
Depreciation of Premises and Equipment	(66)	(60)	(60)	(55)	(50)
Amortization of Organization Expenses	(187)	(187)	(194)	(158)	(147)
Other Operating Expenses	(489)	(458)	(427)	(394)	(355)
Other	(360)	(330)	(343)	(291)	(249)

MINORITY INTEREST RESULTS	(52)	(99)	(113)	(101)	(74)

INCOME FROM EQUITY INVESTMENTS	103	27	24	61	37

NET OTHER INCOME / (LOSS)	275	187	33	153	172

INCOME TAX	(665)	(681)	(744)	(656)	(489)

NET INCOME / (LOSS)	1,153	1,146	1,047	1,107	878

*	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

15

CONSUMER FINANCE BUSINESS – ADITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

	In millions of pesos, except percentages
Table XIX Selected Information		FY2016	FY2015	Variation (%)
	2nd Q	1st Q	2nd Q	2Q16 vs 1Q16	2Q16 vs 2Q15
Total Assets	25,146	23,573	18,640	6.7	34.9
Cash and Due from Banks	363	326	289	11.3	25.6
Loans	22,716	21,316	16,008	6.6	41.9

Total Liabilities	20,432	18,861	15,281	8.3	33.7
Notes	5,442	4,526	4,691	20.2	16.0
Financial Entities	2,247	1,851	1,328	21.4	69.2
Merchants	10,705	10,523	7,677	1.7	39.4

Shareholders’ Equity	4,714	4,712	3,359	0.0	40.3

Net Income	211	429	296	(50.8)	(28.7)
Net Financial Income	824	863	543	(4.5)	51.7
Net Income from Services	1,104	1,094	950	0.9	16.2
Provisions for Loan Losses	(325)	(255)	(141)	27.5	130.5
Administrative Expenses	(1,358)	(1,130)	(989)	20.2	37.3

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	6.39	6.11	7.36	28	(97)
Allowance for Loan Losses to Total Loans (%)	6.03	5.76	6.75	27	(72)
Allowance for Loan Losses to Non-Accrual Loans (%)	94.30	94.28	91.69	2	261

	Percentages
Table XX	FY2016	FY2015	Six Months Ended
Profitability and Efficiency	2nd Q	2nd Q	06/30/16	06/30/15
Return on Average Assets *	3.61	6.90	5.63	7.20
Return on Average Shareholders’ Equity *	18.03	35.26	27.79	37.15
Financial Margin * (1)	14.40	12.84	15.23	13.36
Net Income from Services as a % of Operating Income (2)	57.26	63.63	56.58	62.44
Net Income from Services as a % of Administrative Expenses	81.30	96.06	88.38	101.94
Administrative Expenses as a % of Operating Income (2)	70.44	66.24	64.02	61.25

*	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

16

COMPAÑÍA FINANCIERA ARGENTINA S.A.

	In millions of pesos, except percentages
Table XXI		FY2016	FY2015	Variation (%)
Selected Information	2nd Q	1st Q	2nd Q	2Q16 vs 1Q16	2Q16 vs 2Q15
Total Assets	4,371	4,229	3,847	3.4	13.6
Cash and Due from Banks	220	180	333	22.2	(33.9)
Loans	3,520	3,273	2,898	7.5	21.5

Total Liabilities	3,288	2,926	2,668	12.4	23.2
Deposits	770	922	938	(16.5)	(17.9)
Notes	1,352	1,032	802	31.0	68.6
Financial Entities	201	256	285	(21.5)	(29.5)

Shareholders’ Equity	1,083	1,303	1,179	(16.9)	(8.1)

Net Income	80	53	29	50.9	175.9
Net Financial Income	330	319	271	3.4	21.8
Net Income from Services	61	54	44	13.0	38.6
Provisions for Loan Losses	(70)	(72)	(89)	(2.8)	(21.3)
Administrative Expenses	(277)	(244)	(215)	13.5	28.8

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	14.43	14.54	18.21	(11)	(378)
Allowance for Loan Losses to Total Loans (%)	11.72	12.98	12.73	(126)	(101)
Allowance for Loan Losses to Non-Accrual Loans (%)	81.22	89.21	69.92	(799)	1,130

	Percentages
Table XXII	FY2016	FY2015	Six Months Ended
Profitability and Efficiency	2nd Q	2nd Q	06/30/16	06/30/15
Return on Average Assets *	7.53	3.06	6.58	3.02
Return on Average Shareholders’ Equity *	28.37	9.67	22.06	9.44
Financial Margin * (1)	32.73	31.27	33.69	32.22
Net Income from Services as a % of Operating Income (2)	15.60	13.97	15.05	13.38
Net Income from Services as a % of Administrative Expenses	22.02	20.47	22.07	21.00
Administrative Expenses as a % of Operating Income (2)	70.84	68.25	68.19	63.69

*	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

17

SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

RESULTS FOR THE QUARTER THAT ENDED ON JUNE 30, 2016

	In millions of pesos, except percentages
Table XXIII	Quarters ended:			Variation (%)
Selected Information	06/30/16	03/31/16	06/30/15	Quarter	Annual
Assets	2,225	1,816	1,308	22.5	70.1
Premiums Receivable	486	446	346	9.0	40.5
Reinsurance Recoverables	4	2	3	100.0	33.3

Liabilities	1,169	982	769	19.0	52.0
Debt with Insureds	177	175	140	1.1	26.4
Debt with Reinsurers	6	4	7	50.0	(14.3)
Debt with Agents and Brokers	97	105	68	(7.6)	42.6
Insurance Contract Liabilities	274	245	218	11.8	25.7

Shareholders’ Equity	1,056	835	539	26.5	95.9

Net Income	208	189	77	10.1	170.1

Earned Premiums	840	781	570	7.6	47.4
Incurred Claims	(104)	(103)	(83)	1.0	25.3
Net Investment Income	88	59	35	49.2	151.4
Commissions and Other	(184)	(167)	(217)	10.2	(15.2)
Operating Expenses	(240)	(212)	(140)	13.2	71.4

Annualized Sales	249	216	170	15.3	46.5

	Percentages
Table XXIV:	Quarters ended:		Six months ended:
Profitability	06/30/16	06/30/15	06/30/16	06/30/15
Return on Average Assets *	41.22	25.14	42.48	26.14
Return on Average Shareholders’ Equity *	86.06	60.04	90.96	63.83

*	Annualized.

18

GALICIA ADMINISTRADORA DE FONDOS S.A.

RESULTS FOR THE SECOND QUARTER

	In millions of pesos, except percentages
Table XXV:		FY2016	FY2015	Variation (%)
Selected Information	2nd Q	1st Q	2nd Q	2Q16 vs 1Q16	2Q16 vs 2Q15
Shareholders’ Equity	78	41	47	90.2	66.0

Net Income	36	32	24	12.5	50.0
Fees and Commissions	63	49	44	28.6	43.2
Administrative Expenses	(10)	(9)	(7)	11.1	42.9
Commercial Expenses	(4)	(3)	(2)	33.3	100.0

	In millions of pesos, except percentages
Table XXVI:	Assets Under Management as of:		Variation
Mutual Funds	06/30/16	06/30/15	Ps.	%
Fima Premium	4,040	4,075	(35)	(0.9)
Fima Ahorro Pesos	11,234	4,506	6,728	149.3
Fima Ahorro Plus	6,213	6,362	(149)	(2.3)
Fima Capital Plus	643	1,121	(478)	(42.6)
Fima Renta en Pesos	139	56	83	148.2
Fima Renta Plus	179	68	111	163.2
Fima Abierto Pymes	232	181	51	28.2
Fima Acciones	83	84	(1)	(1.2)
Fima PB Acciones	247	242	5	2.1
Fima Mix I	863	—	863	100.0

Total Assets Under Management	23,873	16,695	7,178	43.0

19

RECENT DEVELOPMENTS

BANCO GALICIA

NOTES

On July 19, 2016, the Bank issued subordinated Notes for a nominal value of US$250 million, due on July 19, 2026. The notes will bear a fixed annual interest rate of 8.250% from July 19, 2016 to, but excluding, July 19, 2021. From and after this date to, but excluding, the date of maturity 715.6 basis points will be added to the US 5-year Treasury Bond rate as of said date. Interest will be paid semi-annually, on January 19 and July 19, commencing in 2017, and the principal amount will be amortized in full on July 19, 2026.

On July 19, 2021, the Bank has the right to redeem the notes, in whole but not in part, at a redemption price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest thereon.

The proceeds will be used to repay the outstanding subordinated notes due in 2019. The early redemption will take place on August 22, 2016, for 100% of its nominal value plus accrued and unpaid interest.

This issuance is the first Argentine transaction under Basel III regulations and it is considered Tier II capital according to Argentine Central Bank regulations. The success of the placement was shown by the demand of investors, who made offers for around US$1.3 billion, 5 times higher than the amount issued.

DISTRIBUTION NETWORK

During the quarter and in July, the Bank increased its distribution network with the opening of 3 branches: Cutral Có and Añelo, in the province of Neuquén, and Laguna del Sol, in the province of Buenos Aires.

DIVIDEND DISTRIBUTION

At CFA’s Ordinary and Extraordinary Shareholders’ Meetings held on April 21 and August 1, 2016, the shareholders approved the payment of cash dividends for Ps.300 million and Ps.77 million, respectively, in both cases subject to the approval of the Argentine Central Bank.

REGULATORY CHANGES

NET POSITION IN FOREIGN CURRENCY

On June 23, 2016, through its Communiqué “A” 5997, the Argentine Central Bank established a new limit on the long net position in foreign currency. Commencing on July 1, the limit was established at 15% (previously 10%) of the computable regulatory capital or of its own liquid resources, whichever is the lesser, and the limit on forward transactions was removed (previously 5%).

CREDIT LINE FOR PRODUCTION FINANCING AND FINANCIAL INCLUSION

Through its Communiqué “A”5975”, issued on May 17, the Argentine Central Bank established a new amount to be granted under “Credit Line for Production Financing and Financial Inclusion”. At the end

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of 2016 financial institutions must have a balance of financing equivalent to at least 15.5% (14% for the first half of 2016) of deposits of non-financial private sector in pesos, calculated based on the monthly average of daily balances of May 2016. For these purposes, the simple average of the daily balances of existing loans between July 1 and December 31, 2016, will be considered. The line has a 22% annual interest rate, and a minimum term of 3 years.

DIVIDEND DISTRIBUTION

On June 9, through its Communiqué “A” 5985 the Argentine Central Bank removed the regulation regarding dividend distribution which required financial institutions to have an excess of computable capital over the minimum requirement of at least 75%, after the payment of such dividend. In order to be able to distribute dividends, financial entities considered domestic systemically important, such as Banco Galicia, must have a capital conservation buffer of at least 3.5% of risk-weighted assets in addition to the minimum capital requirement. Said buffer must be fully comprised of capital qualified as Tier I. Dividend distribution will be limited when the level and composition of the entity’s computable capital is within the range of the capital conservation buffer and requires the prior authorization of the Argentine Central Bank.

TAX AMNESTY LAW

By Law No.27,260 a tax amnesty regime was established, which consists of a “voluntary and exceptional” system and enables a series of alternatives in order to declare holdings of national and foreign currency, and other property in Argentina or abroad that has not been declared to the tax authorities.

MINIMUM CASH REQUIREMENTS

Through its Communiqué “A” 5980, issued on May 26, the Argentine Central Bank increased the rates that financial entities must apply in order to determine the minimum cash requirements. Said increase was made in two tranches (the first one in June and the second one commencing on July 1) of 2.5 percentage points each for sight deposits and up to 1.5 percentage point each for time deposits.

FOREIGN EXCHANGE MARKET

On May 5, through its Communiqué “A” 5964, the Argentine Central Bank established that beginning on June 6 financial institutions that have opened accounts in foreign currency for clients should allow the accreditation in such accounts of transfers from abroad in foreign currency as well as to debit foreign currency deposited locally in such accounts to be transferred abroad. In addition, through Communiqué “A” 5963, the maximum monthly purchase limit of foreign currency was increased to US$5 million (previously US$2 million).

Finally, on August 8, through its Communiqué “A” 6037, the Argentine Central Bank removed certain regulations which were still in force related to controls and limits to access to the foreign exchange market, among which was the above mentioned US$5 million monthly limit to purchase foreign currency.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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